SECU[...] 06002690 [...]SION

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SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH. D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage Rutty & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1621 Jefferson Road
(No. and Street)

Rochester (City) New York (State) 14623 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(585) 232-3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place (Address) Rochester (City) New York (State) 14604 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 21 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James P. Burke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage Rutty & Co., Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP Finance

Title

WAYNE F. HOLLY
Notary Public, State of New York
MONROE COUNTY
Commission Expires Feb. 28, 2019

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Indepentent Auditors on Internal Control Structure required by SEC.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sage, Rutty & Co., Inc.

Financial Statements
December 31, 2005 and 2004

Sage, Rutty & Co., Inc.
Index
December 31, 2005 and 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

Report of Independent Auditors

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Sage, Rutty & Co., Inc. at December 31, 2005 and December 31, 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 16, 2006

Sage, Rutty & Co., Inc.
Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Cash	1,012,305	987,992
Firm margin deposit	190,944	167,581
Receivable from brokers and dealers	261,745	228,883
Securities in Firm account, at market	3,129,886	2,731,290
Deposits and other assets	276,553	308,471
Fixed assets, less accumulated depreciation	210,782	224,239
Total assets	$ 5,082,215	$ 4,648,456
Liabilities and Shareholders' Equity		
Liabilities		
Payable to brokers and dealers	$ 1,048,373	$ 946,132
Accrued compensation and related taxes	204,942	232,228
Accrued profit sharing	151,191	75,477
Other liabilities	20,131	10,783
Income taxes payable	70,490	-
Deferred tax liability, net	306,950	185,094
Total liabilities	1,802,077	1,449,714
Shareholders' equity		
Common stock - no par value; authorized 1,000 shares; 840 shares issued	261,743	261,743
Dividends	(98,850)	(100,200)
Retained earnings	4,254,562	4,087,521
	4,417,455	4,249,064
Less: Treasury stock, at cost, 196 and 181 shares, respectively	(1,137,317)	(1,050,322)
Total shareholders' equity	3,280,138	3,198,742
Total liabilities and shareholders' equity	$ 5,082,215	$ 4,648,456

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Income
Years Ended December 31, 2005 and 2004

	2005	2004
Revenues		
Income on securities transactions	$ 921,744	$ 999,421
Commissions and fees	6,868,929	5,308,637
Interest and dividends	101,129	87,603
Other income	5,121	47,437
	7,896,923	6,443,098
Expenses		
Employee compensation, payroll taxes and benefits	5,569,875	4,318,738
Securities clearing expense	176,567	194,679
Communications	439,003	356,303
Occupancy	565,069	471,041
Interest	30,948	26,397
Other operating expenses	578,092	591,255
	7,359,554	5,958,413
Income before provision for income taxes	537,369	484,685
Provision for income taxes	270,128	174,797
Net income	$ 267,241	$ 309,888

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Changes in Shareholders' Equity
Years Ended December 31, 2005 and 2004

	Common Stock	Retained Earnings	Treasury Stock	Total
Balance, December 31, 2003	$ 261,743	$ 3,777,633	$ (1,005,833)	$ 3,033,543
Dividends on common stock		(100,200)		(100,200)
Treasury share repurchase			(44,489)	(44,489)
Net income		309,888		309,888
Balance, December 31, 2004	261,743	3,987,321	(1,050,322)	3,198,742
Dividends on common stock		(98,850)		(98,850)
Treasury share repurchase			(86,995)	(86,995)
Net income		267,241		267,241
Balance, December 31, 2005	$ 261,743	$ 4,155,712	$ (1,137,317)	$ 3,280,138

The accompanying notes are an integral part of these financial statements.

Sage, Rutty & Co., Inc.
Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net income	$ 267,241	$ 309,888
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	72,422	54,331
Deferred income taxes	121,856	88,164
Unrealized gain on secruities, net	(206,530)	(163,587)
Realized loss on investments	-	-
(Increase) decrease in operating assets		
Firm margin deposit	(23,363)	66,930
Receivable from brokers and dealers	(32,862)	(24,175)
Deposits and other assets	31,918	(35,823)
Increase (decrease) in operating liabilities		
Payable to brokers and dealers	102,241	(191,351)
Accrued compensation and related payroll taxes	(27,286)	92,411
Accrued profit sharing plan	75,714	35,477
Income taxes currently payable	70,490	(21,753)
Other liabilities	9,348	5,783
Total adjustments	193,948	(93,593)
Net cash provided by operating activities	461,189	216,295
Cash flows from investing activities		
Net purchase of securities in Firm account	(192,066)	196,624
Capital expenditures	(58,965)	(90,082)
Net cash provided by (used in) investing activities	(251,031)	106,542
Cash flows from financing activities		
Dividends paid	(98,850)	(100,200)
Repurchase of Treasury Shares	(86,995)	(44,489)
Net cash used in financing activities	(185,845)	(144,689)
Net increase in cash	24,313	178,148
Cash		
Beginning of year	987,992	809,844
End of year	$ 1,012,305	$ 987,992
Supplemental disclosures of cash flow information		
Cash paid during the year for interest	$ 30,948	$ 26,395
Cash paid during the year for income taxes	77,782	113,690

The accompanying notes are an integral part of these financial statements.

1. The Company

The Company is a Securities Broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to a Clearing Broker, a New York Stock Exchange Member Firm, on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Method of Income Recognition

Security transactions are recorded on a trade date basis. Commission income and expenses are reflected in the financial statements as of the trade date. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Statement of Cash Flows

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Securities in Firm Account

Securities in trading and investment accounts are valued at market and unrealized gains or losses are recorded as income or loss. Unrealized gain in 2005 and 2004 amounted to $206,595 and $163,587, respectively.

The Company's trading securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. This balance amounted to $190,944 and $167,581 at December 31, 2005 and 2004, respectively.

Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. The Company has adopted accelerated methods of calculating depreciation for all assets using estimated useful lives of five to ten years. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts.

Income Taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. This statement requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities in Firm Account

Securities in Firm account are comprised of the following:

	2005		2004	
	Market	Cost	Market	Cost
Bonds	$ 1,029,894	$ 1,026,604	$ 924,737	$ 924,364
Common stocks	2,099,992	1,009,536	1,806,553	919,710
	$ 3,129,886	$ 2,036,140	$ 2,731,290	$ 1,844,074

4. Fixed Assets

The Company's fixed assets are comprised of the following:

	2005	2004
Leasehold improvements	$ 366,415	$ 366,415
Furniture and equipment	169,039	160,075
Transportation vehicles	50,000	37,463
	585,454	563,953
Less: Accumulated depreciation	(374,672)	(339,714)
	$ 210,782	$ 224,239

Depreciation expense charged to operations for the years ended December 31, 2005 and 2004 amounted to $72,422 and $54,331, respectively. At December 31, 2005 and 2004, all cost and accumulated depreciation attributable to fully depreciated fixed assets were written off.

5. Employee Benefit Plans

The Company has a profit sharing plan, qualified under the Internal Revenue Code, covering all full-time employees with one year of service. Subject to certain limitations, the Company may make annual contributions to the plan of up to 15% of salaries paid to individuals participating in the plan. Distributions are made to participants or their beneficiaries upon retirement, death, permanent disability or other termination of employment, but are subject to forfeiture under certain conditions. The expense for the plan for the years ended December 31, 2005 and 2004 amounted to $151,191 and $75,477, respectively.

The Company has established a contributory defined contribution 401(k) plan which covers substantially all employees. Under this plan, eligible employees are allowed to contribute up to 100% of their pay (subject to annual legal limitations). Employer contributions are made on a discretionary basis. No employer contributions were made during 2005 or 2004.

6. Income Taxes

The provision for income tax expense for the years ended December 31 consists of the following:

	2005	2004
Current		
Federal income taxes	$ 118,724	$ 67,202
State income taxes	29,548	19,431
	148,272	86,633
Deferred	121,856	88,164
	$ 270,128	$ 174,797

The deferred income tax expense for 2005 and 2004 results from the impact of temporary differences between assets and liabilities for financial reporting purposes and the balances for tax purposes.

The components of the deferred tax assets and (liabilities) as of December 31 consists of the following:

	2005	2004
Depreciation	$ 73,560	$ 55,760
Realized carry over of capital loss	56,988	56,988
Unrealized investment gain, net	(437,498)	(297,842)
	$ (306,950)	$ (185,094)

The effective tax rate is different from the federal statutory rate of 34% due principally to tax exempt income of approximately $26,000 and $185,000 in 2005 and 2004, respectively, as well as state taxes, net of federal tax benefits.

7. Line of Credit

The Company has a line of credit with a commercial bank. The line is collateralized by substantially all of the Company's assets and bears interest at the bank's prime rate. The agreement allows the Company to borrow up to $750,000. The line of credit was unused as of December 31, 2005 and 2004.

8. Lease Commitment

The Company operates under a lease agreement expiring August 31, 2009. Under the agreement, the Company will pay $140,000 annually and at the end of the lease term have the option to extend the agreement for up to an additional ten years.

During 2004, the Company entered into a new lease agreement which expires October 1, 2009. Under the agreement the Company will pay $61,072 annually and at the end of the lease term have the option to extend the agreement for up to an additional ten years.

9. Financial Instruments with Off-Balance Sheet Credit Risk

As discussed in Note 1, the Company executes transactions and introduces them to a Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

10. Net Capital Requirements

The Company is subject to the requirements of Rule 15c3-1 ("the net capital rule") under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as both defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On December 31, 2005, the Company has net capital (as defined) of $2,565,103 of which $2,315,103 excess of its required net capital of $250,000. The Company's net capital ratio was .174 to 1.

Sage, Rutty & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2005 — Schedule I

1.	Total ownership equity		$ 3,280,138
2.	Deduct: Ownership equity not allowable for net capital		-
3.	Total ownership equity qualified for net capital		3,280,138
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$ -	
	B. Other (deductions) or allowable credits	-	-
5.	Total capital and allowable subordinated liabilities		3,280,138
6.	Deductions and/or charges:		
	A. Total non-allowable assets from Statement of Financial Condition:	387,334	
	1. Additional charges for customers' and non-customers' security accounts	-	
	2. Additional charges to customers' and non-customers' commodity accounts	-	
	B. Aged fail-to-deliver:		
	1. Number of items	-	
	C. Aged short security differences	-	
	D. Secured demand note deficiency	-	
	E. Commodity futures contracts and spot commodities	-	
	F. Other deductions and/or charges	-	(387,334)
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		-
7.	Other additions and/or allowable credits		-
8.	Net capital before haircuts on securities positions		2,892,804
9.	Haircuts on securities:		
	A. Contractual securities commitments		
	B. Subordinated securities borrowings		
	C. Trading and investment securities:		
	1. Bankers' acceptances, certificates of deposit and commercial paper		
	2. U.S. and Canadian Government obligations	57,858	
	3. State and Municipal Government obligations		
	4. Corporate obligations		
	5. Stocks and warrants	-	
	6. Options		
	7. Arbitrage		
	8. Other securities	202,189	
	D. Undue concentration	67,654	
	E. Other		(327,701)
10.	Net capital		$ 2,565,103

Sage, Rutty & Co., Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Year Ended December 31, 2005

Schedule I

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)		$ 32,500
12.	Minimum dollar net capital requirement of reporting broker and dealer		250,000
13.	Net capital requirement (greater of line 11 or 12)		250,000
14.	Excess net capital (line 10 less line 13)		2,315,103
15.	Excess net capital at 1,000% (line 10 less 10% of line 19)		$ 2,520,428
16.	Total A.I. liabilities from Statement of Financial Condition		$ 446,754
17.	Add:		
	A Drafts for immediate credit	$ -	
	B Market value of securities borrowed for which no equivalent value is paid or credited	-	
	C Other unrecorded amounts (list)	-	
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts	-	-
19.	Total aggregate indebtedness		$ 446,754
20.	Percentage of aggregate indebtedness to net capital		17.4%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Differences between this computation of net capital and the corresponding computation prepared by Sage, Rutty & Co., Inc. and included in the Company's unaudited Part IIA FOCUS IIA Report filing as of the same date, consisted of the following:

Excess net capital per the Company's FOCUS Report (unaudited)	$ 2,100,049
Adjustments made to income and expense accounts which decrease ownership equity	(158,757)
Decrease to non-allowable assets	373,811
Excess net capital per this computation	$ 2,315,103

Exemption Under SEC Rule 15c3-3 Section (k)(2)(ii) Has Been Claimed

The Company promptly transmits all funds received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Bausch & Lomb Place
Rochester NY 14604-2705
Telephone (585) 232 4000
Facsimile (585) 454 6594

To the Board of Directors and Shareholders
Sage, Rutty & Co., Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sage, Rutty & Co., Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2006